Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 4, 2015

Supplementing the Preliminary Prospectus Supplements dated June 2, 2015

Registration Statement No. 333-203537

FRONTIER COMMUNICATIONS CORPORATION

Pricing Term Sheet

Concurrent Offerings of

150,000,000 shares of common stock (the “Common Stock Offering”)

and

17,500,000 Shares of 11.125% Mandatory Convertible Preferred Stock, Series A

(the “Mandatory Convertible Preferred Stock Offering”)

June 4, 2015

This pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated June 2, 2015 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 20, 2015 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated June 2, 2015 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 20, 2015 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the closing of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable.

Issuer:	Frontier Communications Corporation (the “Company”)

Trade date:	June 5, 2015

Expected settlement date:	June 10, 2015

Common Stock Offering

Title of Securities:	Common Stock, par value $0.25 per share, of the Company (“common stock”)

Symbol / Exchange:	FTR/ NASDAQ

Size of the Common Stock Offering:	150,000,000 shares of common stock

Underwriters’ option to purchase

additional shares of Common Stock:	Up to 15,000,000 additional shares of common stock that the underwriters for the Common Stock Offering have the option to purchase

Last reported sale price of

shares of common stock on the

NASDAQ on June 4, 2015:	$5.00 per share of common stock

Public offering price:	$5.00 per share of common stock

Underwriting discount:	$0.15 per share of common stock

Net proceeds:	The Company estimates that the net proceeds from the Common Stock Offering will be approximately $726.50 million (or approximately $799.25 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

CUSIP / ISIN:	35906A108/US35906A1088

Joint book-running managers:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

          Incorporated

Co-managers:	Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Mizuho Securities USA Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

UBS Securities LLC

Mandatory Convertible Preferred Stock Offering

Title of securities:	11.125% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of the Company (the “Mandatory Convertible Preferred Stock”).

Size of the Mandatory Convertible

Preferred Stock Offering:	17,500,000 shares

Underwriters’ overallotment option to

purchase additional shares of Mandatory

Convertible Preferred Stock:	Up to an additional 1,750,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase to cover overallotments.

Public offering price:	$100.00 per share of Mandatory Convertible Preferred Stock

Underwriting discount:	$3.00 per share of Mandatory Convertible Preferred Stock

Net proceeds:	The Company estimates that the net proceeds from the Mandatory Convertible Preferred Stock Offering will be approximately $1,696.50 million (or approximately $1,866.25 million if the underwriters exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

Liquidation preference:	$100.00 per share of Mandatory Convertible Preferred Stock

Dividends:	11.125% of the liquidation preference of $100.00 for each share of the Mandatory Convertible Preferred Stock per annum (equivalent to $11.125 per annum per share of the Mandatory Convertible Preferred Stock), if declared by the Company’s board of directors or an authorized committee thereof, payable in cash or, at the Company’s election (subject to certain limitations), by delivery of shares of the Company’s common stock or by delivery of any combination of cash and shares of the Company’s common stock.

The dividend payable on the first dividend payment date (September 30, 2015), if declared, is expected to be $3.4611 per share of Mandatory Convertible Preferred Stock, and on each subsequent dividend payment date, if declared, will be $2.78125 per share of Mandatory Convertible Preferred Stock. Accumulated and unpaid dividends for any past dividend period will not bear interest.

If the Company elects to make any such payment of a declared dividend, or any portion thereof, in shares of its common stock, such shares shall be valued for such purpose at the average VWAP per share of its common stock (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) over the five consecutive trading day period commencing on and including the seventh scheduled trading day immediately preceding the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of its common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price (as defined below). To the extent that the amount of the declared dividend exceeds the product of the number of shares of its common stock delivered in connection with such declared dividend and 97% of the average price, the Company will, if it is legally able to do so, pay such excess amount in cash.

Floor price:	$1.75, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Dividend record dates:	The 15th calendar day of the month in which such dividend payment falls.

Dividend payment dates:	The last business day of each of March, June, September and December of each year, commencing on September 30, 2015 to, and including, the mandatory conversion date.

Initial price:	$5.00, which is the last reported sale price of the Company’s common stock on the NASDAQ Global Select Market (the “NASDAQ”) on June 4, 2015.

Threshold appreciation price:	$5.875, which represents an appreciation of 17.50% over the initial price.

Acquisition termination redemption:	If the Verizon Transaction has not closed on or before 5:00 p.m. (New York City time) on August 6, 2016, the Verizon Purchase Agreement is terminated or if the Company determines in its reasonable judgment that the Verizon Transaction will not occur, the Company may, at its option, in its sole discretion, give notice of acquisition termination redemption to the holders of the shares of Mandatory Convertible Preferred Stock. If the Company provides such notice, then, on the acquisition termination redemption date (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), the Company will be required to redeem the shares of Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of Mandatory Convertible Preferred Stock equal to the acquisition termination make-whole amount described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

If redeemed, the Company will pay the acquisition termination make-whole amount in cash unless the acquisition termination share price described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement is greater than the initial price. If the acquisition termination share price is greater than the initial price, the Company will pay the acquisition termination make-whole amount in shares of its common stock and cash, unless the Company elects, subject to certain limitations, to pay cash or shares of its common stock in lieu of such amounts.

Other than pursuant to the provisions described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, the shares of Mandatory Convertible Preferred Stock will not be redeemable by the Company.

Mandatory conversion date:	June 29, 2018

Mandatory conversion rate:	The conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 20.0000 shares of the Company’s common stock and not less than 17.0213 shares of its common stock (the “maximum conversion rate” and “minimum conversion rate,” respectively), depending on the applicable market value (as defined below) of its common stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The “applicable market value” of the Company’s common stock is the average VWAP per share of its common stock for the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding June 29, 2018.

The conversion rate will be calculated as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement and the following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Applicable Market Value of our Common Stock on the Mandatory Conversion Date	Conversion Rate Per Share of the Mandatory Convertible Preferred Stock
Less than or equal to $5.00 (the initial price).	20.0000 shares of common stock.

Greater than $5.00 and less than $5.875 (the threshold appreciation price).	Between 20.0000 and 17.0213 shares, determined by dividing $100.00 by the applicable market value of common stock.

Equal to or greater than the threshold appreciation price.	17.0213 shares of common stock (the minimum conversion rate).

Early conversion at the option

of the holder:	At any time prior to June 29, 2018, other than during a fundamental change conversion period (as defined below), a holder of shares of the Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of the Company’s common stock, at the minimum conversion rate of 17.0213 shares of its common stock per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (the “early conversion date”), the Company has not declared all or any portion of the accumulated dividends for all dividend periods ending on a dividend payment date prior to such early conversion date, the conversion rate for such early conversion will be adjusted so that holders converting their Mandatory Convertible Preferred Stock at such time receive an additional number of shares of its common stock equal to such amount of accumulated and unpaid dividends for such prior dividend periods, divided by the greater of the floor price and the average VWAP per share of its common stock over the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the cash amount of the accumulated and unpaid dividends for all dividend periods ending on a dividend payment date prior to the relevant conversion date exceeds the value of the product of the number of additional shares added to the conversion rate and the early conversion average price, the Company will not have any obligation to pay the shortfall in cash.

Early conversion at the option of the

holder upon a fundamental change:

Upon the occurrence of a “fundamental change” (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) prior to June 29, 2018, under certain circumstances the Company will deliver or pay to holders of Mandatory Convertible Preferred Stock who convert their shares of the Mandatory Convertible Preferred Stock during the period from, and including, the effective date of the fundamental change to, but excluding, the earlier of (A) the mandatory conversion date and (B) the date selected by the Company that is not less than 30 and not more than 60 days after the effective date of such fundamental change (the “fundamental change conversion period”), a number of shares of its common stock or, if the fundamental change also constitutes a reorganization event, units of exchange property (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), determined using the applicable fundamental change conversion rate. The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price per share of its common stock paid or deemed paid in such fundamental change (the “stock price”).

Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive a “fundamental change dividend make-whole amount,” in cash or in shares of the Company’s common stock or a combination thereof, equal to the present value (computed using a discount rate of 6.00% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change) from such effective date to, but excluding, the mandatory conversion date. If the Company elects to pay the fundamental change dividend make-whole amount in shares of its common stock in lieu of cash, the number of shares of its common stock that the Company will deliver will equal (x) the fundamental change dividend make-whole amount divided by (y) the greater of the floor price and 97% of the stock price.

In addition, to the extent that, as of the effective date of the fundamental change, the Company has not declared any or all of the accumulated dividends on the Mandatory Convertible Preferred Stock as of such effective date (including accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change, the “accumulated dividend amount”), upon conversion, the Company will pay or deliver, as the case may be, such accumulated dividend amount in cash (to the extent it is legally permitted to do so) or shares of its common stock, or any combination thereof at the Company’s election, to holders who convert Mandatory Convertible Preferred Stock within the fundamental change conversion period. If the Company elects to pay the accumulated dividend amount in shares of its common stock in lieu of cash, the number of shares of its common stock that the Company will deliver will equal (x) the accumulated dividend amount divided by (y) the greater of the floor price and 97% of the stock price.

To the extent that the sum of the fundamental change dividend make-whole amount and accumulated dividend amount or any portion thereof paid in shares of its common stock exceeds the product of the number of additional shares the Company delivers in respect thereof and 97% of the stock price, the Company will, if it is legally able to do so, declare and pay such excess amount in cash.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price paid (or deemed paid) per share of common stock in the fundamental change (each of the stock price and the fundamental change conversion rate subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement).

Effective Date	$1.50	$2.50	$3.75	$4.50	$4.75	$5.00	$5.25	$5.50	$5.88	$6.25	$6.50	$7.50	$8.75	$10.00	$12.50	$15.00	$20.00
June 10, 2015	8.5047	11.8132	13.4879	13.8893	13.9765	14.0495	14.1119	14.1666	14.2390	14.3041	14.3451	14.5008	14.6882	14.8663	15.1754	15.4157	15.7407
December 31, 2015	9.8076	12.8979	14.3438	14.6264	14.6776	14.7165	14.7470	14.7722	14.8043	14.8341	14.8540	14.9425	15.0734	15.2129	15.4701	15.6738	15.9485
June 30, 2016	11.3101	14.0865	15.2730	15.4203	15.4293	15.4283	15.4212	15.4114	15.3961	15.3845	15.3800	15.3926	15.4633	15.5637	15.7688	15.9352	16.1583
December 31, 2016	13.0426	15.3869	16.2843	16.2760	16.2345	16.1848	16.1317	16.0790	16.0060	15.9449	15.9118	15.8401	15.8509	15.9153	16.0712	16.2000	16.3701
June 30, 2017	15.0403	16.8056	17.4044	17.2219	17.1169	17.0038	16.8895	16.7793	16.6296	16.5047	16.4364	16.2716	16.2309	16.2679	16.3792	16.4689	16.5844
December 31, 2017	17.3438	18.3415	18.6799	18.3457	18.1552	17.9455	17.7307	17.5233	17.2455	17.0223	16.9059	16.6543	16.6025	16.6300	16.6960	16.7427	16.8014
June 29, 2018	20.0000	20.0000	20.0000	20.0000	20.0000	20.0000	19.0476	18.1818	17.0213	17.0213	17.0213	17.0213	17.0213	17.0213	17.0213	17.0213	17.0213

The exact stock price and fundamental change effective date may not be set forth in the table, in which case:

•	if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $20.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement); and

•	if the stock price is less than $1.50 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) (the “minimum stock price”), then the fundamental change conversion rate will be determined (x) as if the stock price equaled the minimum stock price and (y) if the effective date is between two dates on the table, using straight-line interpolation (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement).

Listing:	The Company has applied to have the Mandatory Convertible Preferred Stock listed on the NASDAQ under the symbol “FTRPR”.

CUSIP / ISIN:	35906A 207 / US35906A2078

Joint book-running

managers:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

          Incorporated

Co-managers	Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Mizuho Securities USA Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and each of the related prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners participating in the Common Stock Offering or the Mandatory Convertible Preferred Stock Offering can arrange to send you the prospectus and related prospectus supplements if you request them by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, at (866) 803-9204 (toll free), BofA Merrill Lynch at 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or email: dg.prospectus_requests@baml.com or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).